EXHIBIT 99.1

Fury Announces Filing and Mailing of the Management Information Circular in Connection with its Annual Meeting of Shareholders

  Your vote is important, no matter how many Fury shares you hold.
  The Board of Directors of Fury recommends that Shareholders vote in favour of the slate of candidates or directors proposed, and for the reappointment of the auditor.
  For assistance in voting, please contact Laurel Hill Advisory Group by phone at 1-877-452-7184 (North American toll-free) or 1-416-304-0211 (outside North America), or by email at assistance@laurelhill.com

TORONTO, June 05, 2025 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce that its management information circular (the “Circular”) in connection with the Company’s upcoming annual meeting (the “Meeting”) of shareholders (the “Shareholders”) is now available under FURY’s profile on SEDAR+ (www.sedarplus.ca) and on Fury’s website here https://furygoldmines.com/investors/agm-materials/. Additionally, the mailing of the Circular and related materials for the Meeting to shareholders has been completed.

Meeting Details
The Meeting will be held on Thursday, June 26, 2025, at 11:00 a.m. (Toronto time) in a virtual-only format.

The Meeting Materials are being mailed to Shareholders to provide information about the election of directors and appointment of auditors, detailed instructions about how to vote shares, and how to attend on-line and participate at the Meeting. The Company encourages Shareholders to review the Meeting Materials before voting their shares.

The Board of Directors of Fury unanimously recommends that Shareholders vote FOR ALL resolutions.

Canada Post Labour Disruption
In the event of a Canada Post strike, traditional mail services for distributing proxy materials may be disrupted. Proxy materials can be accessed electronically on Fury Gold Mine Limited’s website at the above-listed website.

Shareholder Questions & Voting Assistance
Shareholders with questions or who require assistance in voting their shares are encouraged to contact Fury’s proxy solicitation agent:

Laurel Hill Advisory Group
North American Toll-Free | 1-877-452-7184
Outside North America | 1-416-304-0211
Email | assistance@laurelhill.com

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 11.8 million common share position in Dolly Varden Silver Corp (approximately 14.5% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations
Tel:	(844) 601-0841
Email:	info@furygoldmines.com
Website:	www.furygoldmines.com

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